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07008840

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 23962

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 10/01/06 (MM/DD/YY) AND ENDING 09/30/07 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Investment Advisors & Consultants, Inc

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

40 State Route 36, Suite 3
(No. and Street)

West Long Branch, (City) NJ (State) 07764 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

James A Rice 732-923-1331
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Lawson, Rescinio, Schibell & Associates, P.C.
(Name – *if individual, state last, first, middle name*)

1806 Route 35 (Address) Oakhurst (City) NJ (State) 07755-2759 (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
JAN 2 2 2008
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Thomas E Musumeci, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Investment Advisors & Consultants, Inc., as of November 28, 2007, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Chairman

Title

Notary Public

SABINE D. ROMA
NOTARY PUBLIC OF NEW JERSEY
MY COMMISSION EXPIRES 1/16/2012

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*


PROCESSING
SEC MAIL
RECEIVED
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SECTION
190
WASH., D.C.

INVESTMENT ADVISORS & CONSULTANTS, INC.

AUDITOR'S REPORT
SEPTEMBER 30, 2007

LAWSON
RESCINIO
SCHIBELL

LAWSON, RESCINIO, SCHIBELL & ASSOCIATES, P.C.
CERTIFIED PUBLIC ACCOUNTANTS

1806 ROUTE 35 OAKHURST, NEW JERSEY 07755-2759 TEL (732) 531-8000 FAX (732) 531-8080

THE POWER OF SOUND FUNDAMENTALS

INDEPENDENT AUDITOR'S REPORT

Board of Directors
Investment Advisors & Consultants, Inc.
West Long Branch, New Jersey 07764

We have audited the accompanying statement of financial condition of Investment Advisors & Consultants, Inc. as of September 30, 2007, and the related statements of operations, changes in stockholders' equity and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Investment Advisors & Consultants, Inc. as of September 30, 2007 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule A-1 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities and Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Lawson, Rescinio, Schibell & Assoc., P.C.
Lawson, Rescinio, Schibell & Assoc., P.C.

Oakhurst, New Jersey
November 28, 2007

LAWSON
RESCINIO
SCHIBELL

LAWSON, RESCINIO, SCHIBELL & ASSOCIATES, P.C.
CERTIFIED PUBLIC ACCOUNTANTS

1806 ROUTE 35 OAKHURST, NEW JERSEY 07755-2759 TEL (732) 531-8000 FAX (732) 531-8080

THE POWER OF SOUND FUNDAMENTALS

Board of Directors
Investment Advisors & Consultants, Inc.
West Long Branch, New Jersey 07764

In planning and performing our audit of the financial statements of Investment Advisors & Consultants, Inc. for the year ended September 30, 2007, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g) (1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a) (11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons.
2. Recordation of differences required by rule 17a-13.
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitation in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control would not necessarily disclose all matters in the internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control, including control activities for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and our study, we believe that the Company's practices and procedures were adequate at September 30, 2007, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the NASD and other regulatory agencies which rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used for anyone other than these specified parties.

Lawson, Rescinio, Schibell & Assoc., P.C.

Lawson, Rescinio, Schibell & Assoc., P.C.

Oakhurst, New Jersey
November 28, 2007

INVESTMENT ADVISORS & CONSULTANTS, INC.
TABLE OF CONTENTS
SEPTEMBER 30, 2007

INVESTMENT ADVISORS & CONSULTANTS, INC.
STATEMENT OF FINANCIAL CONDITION
SEPTEMBER 30, 2007

ASSETS

CURRENT ASSETS	
Cash and Cash Equivalents	$ 72,159
Installment Sale Receivable	200,000
Securities Owned, Not Readily Marketable, at Estimated Fair Value	13,800
Prepaid Expenses and Other Current Assets	28,762
Total Current Assets	314,721
PROPERTY AND EQUIPMENT	
Office Equipment	242,658
Leasehold Improvements	14,460
Less: Accumulated Depreciation	(225,320)
Property and Equipment - Net	31,798
SECURITY DEPOSIT	21,256
TOTAL ASSETS	$ 367,775

LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES	
Current Maturities of Capital Lease Payable	$ 7,814
Security Deposits Payable	5,748
Total Current Liabilities	13,562
CAPITAL LEASE PAYABLE, LESS CURRENT MATURITIES	17,806
STOCKHOLDERS' EQUITY	
Capital Stock - No Par or Stated Value, Authorized 1,000 shares, Issued and Outstanding 200 shares	5,800
Retained Earnings (Exhibit C)	330,607
Total Stockholders' Equity	336,407
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$ 367,775

See independent accountants' audit report and notes to financial statements

EXHIBIT B

INVESTMENT ADVISORS & CONSULTANTS, INC.
STATEMENT OF OPERATIONS
FOR THE YEAR ENDED SEPTEMBER 30, 2007

	AMOUNT	%
COMMISSION INCOME	$ 1,606,014	100.0
COMMISSION EXPENSE		
Sales	996,474	62.0
Officers	253,193	15.8
	1,249,667	77.8
NET OPERATING INCOME BEFORE SELLING AND ADMINISTRATIVE EXPENSES	356,347	22.2
SELLING AND ADMINISTRATIVE EXPENSES		
See Exhibit B-1	831,537	51.8
NET OPERATING LOSS	(475,190)	(29.6)
OTHER INCOME AND EXPENSES		
Interest Income	2,024	0.1
Interest Expense	(5,178)	(0.3)
Miscellaneous Income	173,106	10.8
Gain on Sale of Customer Account List	303,174	18.8
Total Other Income and Expenses	473,126	29.4
NET LOSS BEFORE PROVISION FOR FEDERAL AND STATE INCOME TAX	(2,064)	(0.2)
PROVISION FOR FEDERAL AND STATE INCOME TAX	1,662	0.1
NET LOSS	$ (3,726)	(0.3)

INVESTMENT ADVISORS & CONSULTANTS, INC.
SCHEDULE OF SELLING AND ADMINISTRATIVE EXPENSES
FOR THE YEAR ENDED SEPTEMBER 30, 2007

	AMOUNT	%
SELLING AND ADMINISTRATIVE EXPENSES		
Rent and Utilities	$ 37,498	2.3
Telephone Expense	14,903	0.9
Auto Expenses	15,192	0.9
Depreciation Expense	6,975	0.4
Office Salaries	219,612	13.7
Officers' Salaries	142,475	8.9
Payroll Taxes	31,385	2.0
Clearing and Execution Costs	34,686	2.2
Conversion Costs	111,356	7.0
Office Supplies and Expenses	51,974	3.2
Employee Health and Life Insurance	32,254	2.0
Professional Fees	16,371	1.0
Insurance Expense	24,285	1.5
Travel and Entertainment	49,674	3.1
Advertising and Promotion	20	-
Miscellaneous Expenses	2,987	0.2
Licenses and Registrations	28,849	1.8
Technology Costs	11,041	0.7
TOTAL SELLING AND ADMINISTRATIVE EXPENSES	$ 831,537	51.8

EXHIBIT C

INVESTMENT ADVISORS & CONSULTANTS, INC.
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
FOR THE YEAR ENDED SEPTEMBER 30, 2007

	Capital Stock	Retained Earnings
BALANCE AT OCTOBER 1, 2006	$ 5,800	$ 334,333
NET LOSS FOR THE YEAR ENDED SEPTEMBER 30, 2007	-	(3,726)
BALANCE AT SEPTEMBER 30, 2007	$ 5,800	$ 330,607

See independent accountants' audit report and notes to financial statements

INVESTMENT ADVISORS & CONSULTANTS, INC.
STATEMENT OF CASH FLOW
FOR THE YEAR ENDED SEPTEMBER 30, 2007

CASH FLOWS FROM OPERATING ACTIVITIES	
Net Loss	$ (3,726)
Gain on Sale of Customer Account List	(303,174)
Adjustments to Reconcile Net Loss to Net	
Cash Used In Operating Activities	
Depreciation	6,975
Decrease in Commissions Receivable	856,434
Decrease in Prepaid Expenses and Other Current Assets	507
Decrease in Accounts Payable and Accrued Expenses	(149,029)
Decrease in Commissions Payable	(796,696)
Decrease in Income Taxes Payable	(20,356)
NET CASH USED IN OPERATING ACTIVITIES	(409,065)
CASH FLOWS FROM INVESTING ACTIVITIES	
Proceeds from Sale of Customer Account List	103,174
NET CASH PROVIDED BY INVESTING ACTIVITIES	103,174
CASH FLOWS FROM FINANCING ACTIVITIES	
Payments of Capital Lease Payable	(6,712)
Repayments to Related Party	(225,840)
NET CASH USED IN FINANCING ACTIVITIES	(232,552)
NET DECREASE IN CASH AND CASH EQUIVALENTS	(538,443)
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR	610,602
CASH AND CASH EQUIVALENTS AT END OF YEAR	$ 72,159

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION	
CASH PAID DURING THE YEAR	
Interest	$ 5,178
Income Taxes	$ 23,765

INVESTMENT ADVISORS & CONSULTANTS, INC.
NOTES TO FINANCIAL STATEMENTS
SEPTEMBER 30, 2007

NOTE 1 – ORGANIZATION AND NATURE OF BUSINESS

Organization and Nature of the Company's Business – Investment Advisors & Consultants, Inc. was incorporated under the laws of the State of New Jersey on May 24, 1979; the Corporation was a registered broker dealer licensed in all states for sale of mutual funds and variable annuity products. The Company also acted as an introducing broker dealer for the sale of individual securities. In December 2006, the Company sold its customer account list to another broker dealer. The Company continues to operate as a sales representative of the acquiring broker dealer although it has had minimal activity after the sale.

The Corporation is licensed under regulations of the Securities and Exchange Commission (SEC) and the National Association of Security Dealers (NASD) and is a member of Securities Investor Protection Corporation.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Commission Revenue – Commission revenue is recorded on a trade-date basis as securities transactions occur. The related commission expense and clearing expenses are also recorded on a trade-date basis as securities transactions occur.

Cash and Cash Equivalents – The Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

Commissions Receivable – The Company carries accounts receivable at cost less an allowance for doubtful accounts. At September 30, 2007, commissions receivable was zero. The Company periodically reviews aging and collections to determine the collectibility of receivables. At the time the Company determines that collectibility is doubtful, an allowance is established. Once the Company determines the account is uncollectible, the account is written off. The Company does not charge interest on overdue accounts.

Income Taxes – Deferred income tax assets and liabilities are computed annually for differences between the financial statement and tax basis of assets and liabilities that will result in taxable or deductible amounts in the future based on enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized. Income tax expense is the tax payable or refundable for the period plus or minus the change during the period in deferred tax assets and liabilities.

Property and Equipment – Property and equipment are recorded at cost. Major renewals and improvements are capitalized while expenditures for maintenance and repairs are charged to current operations. For book purposes depreciation is recorded using the straight-line method over the estimated useful lives of the respective assets. For tax purposes depreciation is recorded using accelerated methods. Depreciation expense for the year ended September 30, 2007 was $6,975.

Advertising Costs – The Company expenses all advertising costs when incurred. Advertising expense charged to operations for the year ended September 30, 2007 was $20.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Use of Estimates – The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates and these differences could be significant.

New Authoritative Accounting Pronouncements – The Company does not anticipate the adoption of recently issued accounting pronouncements to have a significant impact on the Company's results of operations, financial position or cash flows.

NOTE 3 – RELATED PARTY TRANSACTIONS

Included in miscellaneous income, the Company received processing fee income of $105,858 from an affiliate that is owned by the stockholders of the Company. At September 30, 2007, prepaid expenses and other current assets included $19,564 in expense advances to a minority stockholder of the Company and $5,656 in advances to a Limited Liability Company owned by the stockholders of the Company.

NOTE 4 – SECURITIES OWNED

Marketable securities owned consist of warrants that are not readily marketable because there is no market on a securities exchange or no independent publicly quoted market. The securities are carried at estimated fair values based on their original cost.

NOTE 5 – NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1) which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of "applicable" exchange also provides that equity capital not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At September 30, 2007 the Company had net capital of $40,791, which was $35,791 in excess of its required net capital of $5,000. The Company's net capital ratio was 0.77 to 1.

INVESTMENT ADVISORS & CONSULTANTS, INC.
NOTES TO FINANCIAL STATEMENTS
SEPTEMBER 30, 2007

NOTE 6– CAPITAL LEASE PAYABLE

The Company leases office equipment under a lease agreement that has been capitalized at the present value of the future lease payments and is included in office equipment as follows:

Office Equipment	$ 40,327
Less: Accumulated Depreciation	12,002
	$ 28,325

The future minimum lease payments as of September 30, 2007 are summarized as follows:

Year Ending September 30,	
2008	$ 11,198
2009	11,198
2010	9,331
	31,727
Less: Amount Representing Interest	6,107
Present Value of Net Future Lease Payments	25,620
Less: Current Maturities	7,814
Capital Lease Payable - Less Current Maturities	$ 17,806

NOTE 7 – INCOME TAXES

The provision for income taxes is comprised of the following components:

Current Tax Provision	
Federal	$ (1,706)
State	3,368
Total Current	1,662
Deferred Tax Provision	
Federal	-
State	-
Total Deferred	-
Total Income Tax Provision	$ 1,662

The Company has an operating loss carryforward of approximately $175,000 that will expire by September 30, 2027, if unused.

INVESTMENT ADVISORS & CONSULTANTS, INC.
NOTES TO FINANCIAL STATEMENTS
SEPTEMBER 30, 2007

NOTE 7 – INCOME TAXES (Continued)

Deferred income taxes relate primarily to timing differences arising from the use of accelerated methods for computing depreciation for tax purposes, an installment sale receivable and net operating loss carryforwards. At September 30, 2007 the Company has elected not to record a deferred tax asset or liability due to immateriality.

NOTE 8 - LEASE COMMITMENTS

The Company leases an office with various minimum monthly rentals which commenced on October 21, 2005 and expires on December 31, 2012. The Company is required to pay its share of utilities and real estate taxes and operating expenses in excess of a base year amount. The landlord requires a security deposit of $21,256. As of September 30, 2007, the Company's minimum annual rental payments under the office lease are summarized as follows:

Year Ending September 30,	
2008	$ 127,536
2009	127,536
2010	137,499
2011	140,820
2012	140,820
Thereafter	35,205
	$ 709,416

Rent expense of $58,589 was included in selling and administrative expenses for the year ended September 30, 2007.

In November 2005, the Company subleased part of the above office space for $2,874 a month through December 31, 2008. The sub lessee is required to pay a percentage of the additional costs charged the Company under the above office lease. The Company requires a security deposit of $5,748. As of September 30, 2007, the Company's future annual rental income under the office sublease is summarized as follows:

Year Ending September 30,	
2008	$ 34,488
2009	8,622
	$ 43,110

Rent income of $21,091 was netted against rent expense included in selling and administrative expenses for the year ended September 30, 2007.

NOTE 8 - LEASE COMMITMENTS (Continued)

The Company leases equipment under an operating lease which expires March 2008. As of September 30, 2007, the future minimum annual rentals are summarized as follows:

Year Ending September 30,	
2008	$ 7,235

The total charge to operations was $13,689 for the year ended September 30, 2007.

NOTE 9 – STOCKHOLDERS' AGREEMENT

The stockholders of the Company have entered into a cross purchase buy-sell agreement. The agreement stipulates the terms under which the Company's shares can be sold or transferred. Among other things, the agreement gives each stockholder the first option to acquire shares of any stockholder wishing to sell his shares. The stockholders own life insurance policies on each other to be used to fund a death related buy-out.

NOTE 10 – LITIGATION

The Company is involved in various legal actions arising in the normal course of business. After taking into consideration legal counsels' evaluation of the action, management is of the opinion that the outcome will not have a significant effect on the Company's financial statements

NOTE 11 – CONCENTRATION OF CREDIT RISK

The Company maintains most of its cash accounts at one financial institution. The Federal Deposit Insurance Corporation only insures up to $100,000 at any one financial institution.

NOTE 12 – SALE OF CUSTOMER ACCOUNT LIST

In December 2006, the Company and several related parties sold their customer account lists to another broker dealer. The sale required an initial payment based pre-closing qualified revenue at closing and then two additional payments based on qualifying revenue produced in calendar years 2007 and 2008 as long as qualifying revenue from the Company and related parties in each calendar year exceeds $5,000,000. If qualifying revenue does not exceed $5,000,000 in a year, then no additional payment is required for that year. Since the Company and related parties have already exceeded $10,000,000 in 2007 and anticipate the same in 2008, the Company has set up a receivable for the estimated amounts due for those respective years.

INVESTMENT ADVISORS & CONSULTANTS, INC.
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
AS OF SEPTEMBER 30, 2007

Net Capital	
Total Stockholders' Equity	$ 336,407
Deduct Stockholders' Equity Not Allowable for Net Capital	-
Total Stockholders' Equity Qualified for Net Capital	336,407
Add:	
Subordinated Borrowings Allowable in Computation of Net Capital	-
Other (Deductions or Allowable Credits)	-
Total Capital and Allowable Subordinated Borrowings	336,407
Deductions and/or Charges	
Installment Sale Receivable	200,000
Securities Not Readily Marketable	13,800
Property and Equipment - Net	31,798
Other Assets	50,018
	295,616
Net Capital Before Haircuts on Securities Positions (Tentative Net Capital)	40,791
Haircuts on Securities	-
Net Capital	$ 40,791
Aggregate Indebtedness	
Items Included in the Statement of Financial Condition	
Capital Lease Payable	$ 25,620
Commissions Payable	-
Other Accounts Payable and Accrued Expenses	-
Security Deposits Payable	5,748
Income Taxes Payable	-
Total Aggregate Indebtedness	$ 31,368
Computation of Basic Net Capital Requirement	
Minimum Net Capital Required (6-2/3% of Aggregate Indebtedness)	$ 2,091
Minimum Dollar Net Capital Required	$ 5,000
Net Capital Required (Greater of Minimum Net Capital Required or Minimum Dollar Net Capital Required)	$ 5,000
Excess Net Capital	$ 35,791
Excess Net Capital at 1000%	$ 37,654
Ratio: Aggregate Indebtedness to Net Capital	0.77

See independent accountants' audit report and notes to financial statements

INVESTMENT ADVISORS & CONSULTANTS, INC.
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE
SECURITIES AND EXCHANGE COMMISSION
AS OF SEPTEMBER 30, 2007

Reconciliation with the Company's Computation (Included in Part II A of Form X-17A-5 as of September 30, 2006)

Net Capital, as Reported in the Company's Part IIA (Unaudited) Focus Report	$ 37,969
Add: Audit Adjustments	2,822
Net Capital Per Page 1 of Schedule A-1	$ 40,791

See independent accountants' audit report and notes to financial statements

END